UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11‑K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

TABLE OF CONTENTS

Page

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-9

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End Of Year)	10-11

Report of Independent Registered Public Accounting Firm	12

Signature	13

Exhibit Index	14

EXXONMOBIL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(millions of dollars)

	December 31,
	2019	2018
Assets

Investments, at fair value (Note 5):

Exxon Mobil Corporation common stock	7,606	7,628

Other investments	11,662	9,747

Other investments on loan	2	-

Total investments	19,270	17,375

Receivables:

Notes receivable from participants	161	166

Accrued interest	-	1

Other receivables	1	-

Total receivables	162	167

Total assets	19,432	17,542

Liabilities

Payables and accrued liabilities	67	74
Payable for cash collateral on securities on loan	2	-

Total liabilities	69	74

Net assets available for benefits	19,363	17,468

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019
(millions of dollars)

Contributions:

Employer	302
Participant	484
Transfers-in at fair value	51

Total contributions	837

Investment income:

Interest	68
Dividends	375
Net appreciation in fair value of investments	2,225

Net investment income	2,668

Interest income on notes receivable from participants	9

Benefit payments	(1,619)

Net increase	1,895

Net assets available for benefits:

Beginning of year	17,468

End of year	19,363

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or the “Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), a "defined contribution plan" described in Section 3(34) of ERISA, and a non-leveraged Employee Stock Ownership Plan. The notes to the financial statements give a general description of the Plan. Participants should refer to the Plan Document for a more complete discussion of the Plan's provisions.

Contributions

The Plan permits participant contributions that range from 6 percent to 20 percent of each participant’s eligible pay. The Company matches only the minimum 6 percent contribution in an amount equal to 7 percent of a participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize the combination of their regular pretax and Roth contributions may elect to make additional contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100 percent upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or death while an employee.

Forfeitures

During 2019, employer contributions totaling $1 million were forfeited by terminating employees and used to offset employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 5.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the years ended December 31, 2019 and 2018.  In accordance with the Savings Plan Securities Lending Agreement with The Northern Trust Company, the market value of the collateral held at the time of trade execution is required to be at least 102 percent of the market value of securities on loan or at least 105 percent if the collateral held and securities on loan are denominated in different currencies.  The fair value of U.S. Government securities on loan was $2 million and $0.3 million, at December 31, 2019 and 2018, respectively.  The securities on loan are reflected in the Statements of Net Assets Available for Benefits at December 31, 2019 and 2018 and the Schedule of Assets (Held At End Of Year). The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation / depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Transfers-in at fair value include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan participants invest in various investment options offered by the Plan.  Investments in these Plan-offered options are subject to various risks, such as interest rate, market value, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent event Coronavirus (COVID-19) outbreak effects have caused significant volatility in U.S. and international financial markets impacting Plan’s investments. The extent of the impact remains uncertain.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies (continued)

Expenses

Investment income from all sources is stated net of brokerage fees on purchases and sales of ExxonMobil common stock, administrative expenses and investment management fees.  Fees for delivery of checks that are expedited upon request by participants are charged to the participant’s account.  All other administrative fees are paid by the Company.  Administrative expenses are recorded when incurred.

Note 3:  Related Party and Party in Interest Transactions

During 2019, certain Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial services to the Plan and acted as securities lending agent during the Plan year, and therefore, purchases and sales of these investments qualified as party in interest transactions.  The Plan holds Exxon Mobil Corporation common stock.  Exxon Mobil Corporation is the employer of Plan participants and is the Plan sponsor, and any transactions in Exxon Mobil Corporation common stock qualify as party in interest transactions.

Notes receivable from participants (participant loans) also qualify as party in interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated August 7, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  The Plan administrators and legal counsel believe the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.  The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5:  Fair Value Measurements

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets.  The terms do not represent the relative risk or credit quality of an investment.  The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet Plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5:  Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2019 Using*

(millions of dollars)			Quoted Prices In
			Active Markets for		Significant Other
			Identical Assets		Observable Inputs
Description of investments	Value		(Level 1)		(Level 2)

ExxonMobil common stock	7,606		7,606	(1)
U.S. Government Securities	1,946				1,946	(2)
Corporate Debt Securities	56				56	(2)

Total	9,608		7,606		2,002

Common/Collective trusts (at net asset value)**:
S&P 500 Fund	4,450	(3)
Small & Mid Cap Fund	2,527	(3)
World Ex-US Equity Fund	1,529	(3)
Aggregate Bond Fund	1,091	(4)
Short term investments	65	(5)

Total	19,270

(1)     For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

(2)     For U.S. government securities and corporate debt securities, fair value is based on observable inputs of comparable market transactions.

(3)     Investments in common and preferred stocks held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common/collective trusts is based on observable quoted prices on an active exchange.

(4)     Investments in debt securities and fixed income assets held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.

(5)     Short term investments held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.

* There are no “Level 3” investments.

** Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5:  Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2018 Using*

(millions of dollars)			Quoted Prices In
			Active Markets for		Significant Other
			Identical Assets		Observable Inputs
Description of investments	Value		(Level 1)		(Level 2)

ExxonMobil common stock	7,628		7,628	(1)
U.S. Government Securities	1,942				1,942	(2)
Corporate Debt Securities	53				53	(2)

Total	9,623		7,628		1,995

Common/Collective trusts (at net asset value)**:
S&P 500 Fund	3,484	(3)
Small & Mid Cap Fund	2,060	(3)
World Ex-US Equity Fund	1,247	(3)
Aggregate Bond Fund	911	(4)
Short term investments	50	(5)

Total	17,375

(1)     For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

(2)     For U.S. government securities and corporate debt securities, fair value is based on observable inputs of comparable market transactions.

(3)     Investments in common and preferred stocks held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common/collective trusts is based on observable quoted prices on an active exchange.

(4)     Investments in debt securities and fixed income assets held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.

(5)     Short term investments held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.

* There are no “Level 3” investments.

** Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

					SCHEDULE H

EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	U.S. GOVERNMENT SECURITIES

	U.S SAVINGS BOND SERIES I	2.610%	02/01/38	254,911		254,911
	U.S SAVINGS BOND SERIES I	3.410%	10/01/32	162,191		162,191
	U.S SAVINGS BOND SERIES I	2.120%	05/01/44	194,067		194,067
	U.S SAVINGS BOND SERIES I	1.400%	01/01/43	98,951		98,951
	U.S SAVINGS BOND SERIES I	2.100%	02/01/39	225,308		225,308
	U.S SAVINGS BOND SERIES EE	3.000%	03/01/38	124,064		124,064
	U.S SAVINGS BOND SERIES I	4.420%	10/01/31	384,093		384,093
	U.S SAVINGS BOND SERIES I	3.010%	01/01/33	291,965		291,965
	U.S SAVINGS BOND SERIES I	1.700%	01/01/40	210,576		210,576

	TOTAL U.S. GOVERNMENT SECURITIES					1,946,126

	CORPORATE DEBT SECURITIES

	BERKSHIRE HATHAWAY	2.200%	03/15/21	10,000		10,038
	APPLE INC	1.900%	02/07/20	5,000		5,000
	HSBC BANK USA NA	4.875%	08/24/20	5,000		5,086
	MICROSOFT CORP	1.550%	08/08/21	10,000		9,987
	NATL RURAL UTILS	2.350%	06/15/20	4,573		4,580
	SHELL INTL FIN B V	2.250%	11/10/20	10,000		10,034
	STATE STR CORP	1.950%	05/19/21	4,252		4,261
	WALMART INC	1.900%	12/15/20	6,755		6,764

	TOTAL CORPORATE DEBT SECURITIES					55,750

*	PARTICIPANT LOANS	3.75% to 10.50%	Maturity from 1 to 75 months			161,156

*	Party in interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included.

				SCHEDULE H

EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b)	(c)		(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT		COST	CURRENT
*				**	VALUE
	coupon	maturity	par/units
			(000's)		($000's)

	COMMON/COLLECTIVE TRUSTS

*	NT S&P 500 INDEX FUND		386		4,450,355

*	NT EXTENDED EQUITY MARKET INDEX FUND		3,117		2,527,379

*	NT WORLD EX-US INVESTABLE MARKET INDEX FUND		8,468		1,528,939

*	NT AGGREGATE BOND INDEX FUND		1,868		1,091,371

*	NT GOVERNMENT STIF FUND		62,518		62,518

*	NT CORE SL STIF FUND		1,830		1,830

	TOTAL COMMON/COLLECTIVE TRUSTS				9,662,392

	COMMON STOCK

*	EXXON MOBIL CORPORATION		108,992		$7,605,507

	TOTAL ASSETS HELD				19,430,931

*	Party in interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

Report of Independent Registered Public Accounting Firm

To  the Administrator and Plan Participants of  the ExxonMobil Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ExxonMobil Savings Plan  (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of  December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held At End Of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility  of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 11, 2020

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Stephen J. Kestle
Stephen J. Kestle
Administrator-Accounting

Dated: June 11, 2020

EXHIBIT INDEX

EXHIBIT

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm Dated June 11, 2020